Exhibit 99.3

Form 51—102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Aphria Inc. (“Aphria” or the “Company”)

1 Adelaide Street East, Suite 2310

Toronto, Ontario

M5C 1J4

Item 2. Date of Material Change

January 31, 2020.

Item 3. News Release

A news release announcing the material change referred to in this report was disseminated by Aphria on January 31, 2020 and filed on SEDAR and EDGAR under Aphria’s profile on the same date.

Item 4. Summary of Material Change

On January 31, 2020, Aphria closed its previously announced strategic investment from an institutional investor (the “Significant Investor”) for aggregate gross proceeds to the Company of C$100,000,001 (the “Offering”).

Item 5. Full Description of Material Change

5.1                                                   Full Description of Material Change

On January 31, 2020, Aphria closed its previously announced strategic investment from the Significant Investor for aggregate gross proceeds to the Company of C$100,000,001.

Pursuant to the Offering, the Significant Investor agreed to purchase 14,044,944 units of the Company at a price of C$7.12 per unit. Each unit is comprised of one common share of Aphria and one-half of one common share purchase warrant of Aphria. Each warrant entitles the Significant Investor to acquire one common share at a price of C$9.26 for a period of 24 months from the closing date of the Offering.  As previously disclosed, the Company intends to use the net proceeds from the Offering to finance international expansion, working capital and general corporate purposes.

The units and the securities comprising the units were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the U.S. Securities and Exchange Commission on November 26, 2019 and, in Canada, were offered and sold in Ontario only by way of a prospectus supplement.

Additional details on the Offering can be found in the Company’s documents filed under the Company’s profile at www.sedar.com.

5.2                                           Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51—102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officers

The executive officer who can answer questions regarding this report is Mr. Carl Merton, Chief Financial Officer of the Company. Mr. Merton can be reached at 519- 564-6374.

Item 9. Date of Report

This report is dated the 3rd day of February, 2020.

Caution Concerning Forward-Looking Statements

This material change report includes statements containing certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this material change report may include, but are not limited to, statements with respect to the planned use of the proceeds from the Offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company’s filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this material change report are made as of the date of this material change report and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.